FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated fourth quarter earnings for fiscal year 2024.

BBVA
Creando Oportunidades

Earnings Release

4Q
24

BBVA Argentina
March 5th, 2025

Buenos Aires, Argentina

4Q24 Conference Call
Thursday, March 6th - 12:00 p.m. Buenos Aires Time (10:00 a.m. EST)
To participate click here to register

4Q 24 Highlights

Macroeconomic indicators December 31, 2024
YoY Inflation: 118%
QoQ Inflation: 8.0%
Official FX A 3500: AR$ 1,032.5 (+6,0% QoQ, +121,7% QoQ)
MPR: 32% APR – 37% APY

BBVA

4T24 & 2024 Earnings Release

Private Loans
(AR$ billion, INFLATION ADJUSTED)

Real growth with commercial segment gaining momentum

+75%
+29%
51%
56%
57%
49%
44%
44%
4Q23
3Q24
4Q24
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

9.55%	10.58%	11.31%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge and loans to personnel.
Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

PRIVATE LOANS AND DEPOSIT MARKET SHARE P % vs PEER GROUP
BBVA Argentina leads growth

YoY
12,00%
10,00%
8,00%
6,00%
11,31%
+360 bps
10,58%
+44 bps
10,44%
+129 bps
8,72%
+158 bps
2019
2020
2021
2022
2023
2024
BBVA Loans
Peer group loans*
BBVA Deposits
Peer group deposits*

*Market shares: Last available information November 2024 for peers. BBVA as of December 2024. Galicia includes bank + Naranja X, excludes HSBC. Banco Macro includes Itaú as of November 2024. Peer Group: SAN + GAL + BMA.

NPL
(%, consolidado, AJUSTADO POR INFLACIÓN)

Financial System NPL*
1.57%

2,00%
1,93%
2,00%
1,29%
1,18%
1,13%
0,32%
0,15%
0,10%
4Q23
3Q24
4Q24
Commercial NPL
Retail NPL
Total NPL

Private Deposits
(AR$ billion, INFLATION ADJUSTED)

Remarkable increase in market share in the year

+25%
+9%
7.845
9.028
9.805
5%
2%
3%
21%
30%
32%
48%
49%
47%
25%
19%
18%
65%
CHEAP COST OF FUNDS(1)
4Q23
3Q24
4Q24
Other
Investment accounts
Time Deposits
Savings Accounts
Checking accounts

PRIVATE DEPOSIT MARKET SHARE*

6.79%	8.53%	8.72%

*Based on daily information from BCRA. Capital balance as of last day of every quarter
(1) Savings account includes special saving accounts and Checking accounts include interest-bearing checking accounts.

TOTAL LOANS/TOTAL DEPOSITS

56%	65%	78%

Growing participation of loans over total assets, versus a lower public sector exposure

TOTAL LOANS/TOTAL ASSETS

32%	43%	51%

Decline in public sector exposure, in a context of increasing credit demand

15,9%
22,40%
21,0%
38,70%
17,9%
35,80%
4Q23
3Q24
4Q24
BBVA
System

*Source: "Informe sobre bancos", BCRA, December 2024, last available information. Excludes Central Bank exposure.

4Q 24

Highlights

Macroeconomic indicators December 31, 2024
YoY Inflation: 118%
QoQ Inflation: 8.0%
Official FX A 3500: AR$ 1,032.5 (+6,0% QoQ, +121,7% QoQ)
MPR: 32% APR – 37% APY

BBVA

4T24 & 2024 Earnings Release

Transformation

RETAIL DIGITAL AND MOBILE ACTIVE CLIENTS
(MILLIONS)

+5% YoY
2,20
2,22
2,29
1,86
1,98
2,05
+7% YoY
4Q23
3Q24
4Q24
Digital clients
Mobile clients

NEW CLIENT AQCUISITION
IN THOUSANDS
% OF ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL ONES

151
179
183
78%
81%
88%
DIGITAL ACQUISITION
+502 bps
4Q23 vs. 4Q24
4Q23
3Q24
4Q24
Total
Digital client acquisition

Remote channels** with **more participation** than **physical ones

REMOTE CHANNELS
% MONETARY TRANSACTION GROWTH YoY AS OF 4Q24

+ 22%
Mobile
+ 1%
Web

RETAIL DIGITAL SALES
(% of total accumulated annual sales, % OF TOTAL SALES YTD)

93,02%
91,53%
91,01%
71,51%
72,95%
73,52%
4Q23
3Q24
4Q24
PRV %
% Digital Sales (units)

CLIENTES ACTIVOS
EN MILES

+3%
3.532
3.562
3.674
0,9
0,9
0,9
143
169
179
3.388
3.392
3.494
SMEs
+25% YoY
+4% QoQ
4Q23
3Q24
4Q24
CIB
SMEs
Retail

Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.

Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.

Banco BBVA Argentina S.A. announces Fourth Quarter & Fiscal Year 2024 results

Buenos Aires, March 5, 2025 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q24), ended on December 31, 2024.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2023 and 2024 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2024.

4Q24 & 2024 Highlights

•	BBVA Argentina’s inflation adjusted net income in 4Q24 was $64.7 billion, 39.6% below the $107.2 billion reported on the third quarter of 2024 (3Q24), and 38.9% lower than the $105.9 billion reported on the fourth quarter of 2023 (4Q23). Inflation adjusted accumulated net income for 2024 was $357.7 billion, 0.4% lower than the accumulated net result of $359.2 billion of 2023.
•	In 4Q24, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.7% and an inflation adjusted average return on equity (ROAE) of 9.5%. In 2024, BBVA Argentina posted an inflation adjusted ROAA of 2.5% and an inflation adjusted ROAE of 12.5%.
•	Operating income in 4Q24 was $164.8 billion, 48.1% lower than the $317.6 billion recorded in 3Q24 and 84.2% lower than the $1.0 trillion recorded in 4Q23. In 2024, the accumulated operating income was $1.9 trillion, 25.8% below the $2.6 trillion recorded in 2023.
•	In terms of activity, total consolidated financing to the private sector in 4Q24 totaled $7.6 trillion, increasing 28.7% in real terms compared to 3Q24, and 75.0% compared to 4Q23. In the quarter, the variation was driven by an overall growth in all lines, especially in prefinancing and financing of exports by 81.0%, in credit cards by 25.4% and in discounted instruments by 26.0%. BBVA’s consolidated market share of private sector loans reached 11.31% as of 4Q24, versus 9.85% in 4T23, gaining 146 bps in the year.
•	Total consolidated deposits in 4Q24 totaled $9.9 trillion, increasing 7.8% in real terms during the quarter, and 25.3% YoY. Quarterly increase was mainly explained by an increment in time deposits followed by savings accounts, by 14.3% and 3.6% respectively. The Bank’s consolidated market share of private deposits reached 8.72% as of 4Q24 versus 6.79% as of 4Q23, gaining 193 bps in the year.
•	As of 4Q24, the non-performing loan ratio (NPL) reached 1.13%, with a 177.0% coverage ratio.
•	The accumulated efficiency ratio in 4Q24 was 61.8%, deteriorating compared to 3Q24’s 59.7%, and 4Q23’s 58.6%.
•	As of 4Q24, BBVA Argentina reached a regulatory capital ratio of 19.5%, entailing a $1.36 trillion or 138.5% excess over minimum regulatory requirement. Tier I ratio was 19.5%.
•	Total liquid assets represented 54.1% of the Bank’s total deposits as of 4Q24.
1

Message from the CFO

“The significant fiscal and monetary consolidation, together with relative exchange rate stability, have contributed to a process of inflation moderation throughout 2024 in the country. Likewise, after a sharp contraction in the first half of the year, there are clear signs of economic activity recovery, which, after an expected average drop of 1.8% by the EMAE indicator in 2024, would expand around 5.5% in 2025, according to BBVA Research. The prospects for reducing inflation have been improving every month and the forecast is that it will converge to around 30% or even less in 2025. The collapse of country risk is also remarkable, which went from 1,900 bps to less than 700 bps at the end of 2024. On the other hand, one of the main factors of uncertainty is associated with the evolution of the exchange rate and the pace of removal of exchange regulations, since recently the peso has remained more appreciated than expected. The banking system continues to grow at a high rate, driven by inflation control and the reforms introduced by the new government.

As of December 2024, private credit in pesos of the system grew 234% year-on-year, while BBVA Argentina increased its portfolio of private loans in pesos by 263%1. Both the system and BBVA managed to exceed the inflation level in year-on-year growth (which reached 118% YoY in December 2024). With this information, a real monthly growth that began in April 2024 for BBVA Argentina and in May for the system, continues to be observed. The bank's market share of total private loans in consolidated currency, rose 146 bps from 9.85% in December 2023 to 11.31% in December 2024, maintaining a double-digit share. BBVA Argentina, according to the latest data available from the BCRA as of November 2024, rose to 2nd position in the Ranking of local banks of private capital in terms of private loans at a consolidated level. In the last five years, BBVA Argentina has grown its market share by 360 bps, above the growth of the peer group2. This has been done organically, maintaining the bank's commitment to focus on the financial intermediation business.

Regarding total private deposits in currency, the system grew 116% while the Bank grew 177%, exceeding the inflation level in the case of BBVA Argentina. The consolidated market share of total private deposits of BBVA Argentina was 8.72%, 193 bps higher than the 6.79% of the previous year. BBVA Argentina, according to the latest data available from the BCRA as of November 2024, remained in 3rd position in the Ranking of local banks of private capital in terms of private deposits at a consolidated level, compared to December 2023. It is worth mentioning that the growth in deposits was directly impacted by the tax amnesty law announced in June. In the last five years, BBVA Argentina has grown its market share by 158 bps, above the growth of the peer group3.

In an environment of falling interest rates, which has negatively impacted banks’ margins, BBVA Argentina's result in 2024 manages to remain in real terms at levels very similar to that of 2023, which represents an ROE of 12.5%, vs. 13.0% in 2023.

On the other hand, as of December 2024, BBVA Argentina reached an NPL ratio in private loans of 1.13%, below the latest available data from the system (December 2024) of 1.56%, reaffirming that the portfolio quality of the system and the bank are remarkably healthy.

Regarding liquidity and solvency indicators, the Bank closes the year with ratios of 54.1% and 19.5% respectively. The great dynamism of the system's credit activity in recent months, BBVA's market share gains, in addition to the dividend distribution made in the second quarter of the year, lead the entity to end December 2024 with a capital ratio lower than that of December 2023, still far from regulatory minimums.

On an annual level, I would also like to mention the strategic agreement in which BBVA Argentina and Stellantis participated in December 2024, and where BBVA Argentina intends to acquire 50% of FCA Compañía Financiera, an Argentine company 100% owned by Stellantis, which offers financing for retail customers and the dealer network of the Fiat, Jeep and RAM brands in the country. This acquisition is still pending approval by the relevant authorities. This operation reinforces our long-term commitment to Argentina, and allows us to reinforce customer service in financing new cars in a market with great potential and hand in hand with Stellantis, a sector leader.

In the year, BBVA Argentina's active clients grew 3%, with a notable growth of SMEs, which grew 25% since 2023. The growth of this type of client supports the Bank's objective of servicing this segment.

Regarding digitization, our service offer has evolved in such a way that at the end of December 2024, mobile monetary transactions grew 22% compared to the same period of the previous year. In the quarter, the acquisition of new clients through digital means over traditional ones was 88%, while in December 2023 it was approximately 78%.

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank's business model, which promotes inclusion and financial education and supports scientific research and culture. Within the 2024 initiatives, BBVA Argentina certified as sustainable ten pre-financing and financing of exports loan operations to the wine company Grupo Peñaflor for a total of 64.8 million dollars.

1 Source: BCRA capital balances as of the last day of each period. Siscen information as of December 31, 2024.

2 Source: Informe de entidades financieras, BCRA. Last information available November 2024 for peers. BBVA as of December 2024. Galicia bank only Banco Macro includes Itau as of November 2024. Peer Group:SAN + GAL + BMA.

3 Last information available November 2024 for peers. BBVA as of December 2024. Galicia bank only Banco Macro includes Itau as of November 2024. Peer Group:SAN + GAL + BMA.

2

Finally, I would like to highlight the evolution of the BBAR stock in the market, both on the New York Stock Exchange and on the Buenos Aires Stock Exchange, in a year where the country took on relevance in the international investment community. Market capitalization grew 147% in 2024, with a 24% increase in earnings per share.

BBVA Argentina continues to actively monitor businesses, financial conditions and operating results, with the aim of maintaining a competitive position to face the challenges of a decisive year for Argentina”

Carmen Morillo Arroyo, CFO at BBVA Argentina

3

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

4

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Net Interest Income	482,486	497,206	1,079,488	(3.0%)	(55.3%)
Net Fee Income	61,973	76,849	77,518	(19.4%)	(20.1%)
Net income from measurement of financial instruments at fair value through P&L	38,396	31,692	(151,753)	21.2%	125.3%
Net income from write-down of assets at amortized cost and at fair value through OCI	74,954	59,787	64,291	25.4%	16.6%
Foreign exchange and gold gains	8,114	7,196	429,980	12.8%	(98.1%)
Other operating income	35,784	31,522	47,250	13.5%	(24.3%)
Loan loss allowances	(84,150)	(44,567)	(45,070)	(88.8%)	(86.7%)
Net operating income	617,557	659,685	1,501,704	(6.4%)	(58.9%)
Personnel benefits	(144,953)	(108,830)	(145,288)	(33.2%)	0.2%
Adminsitrative expenses	(140,848)	(133,237)	(111,404)	(5.7%)	(26.4%)
Depreciation and amortization	(25,246)	(17,871)	(16,430)	(41.3%)	(53.7%)
Other operating expenses	(141,746)	(82,108)	(187,801)	(72.6%)	24.5%
Operarting expenses	(452,793)	(342,046)	(460,923)	(32.4%)	1.8%
Operating income	164,764	317,639	1,040,781	(48.1%)	(84.2%)
Income from associates	808	371	125	117.8%	n.m
Income from net monetary position	(154,361)	(184,186)	(774,147)	16.2%	80.1%
Net income before income tax	11,211	133,824	266,759	(91.6%)	(95.8%)
Income tax	53,472	(26,648)	(160,888)	300.7%	133.2%
Net income for the period	64,683	107,176	105,871	(39.6%)	(38.9%)
Owners of the parent	61,152	107,674	107,170	(43.2%)	(42.9%)
Non-controlling interests	3,531	(498)	(1,299)	n.m	371.8%

Other comprehensive Income (OCI) (1)	(26,042)	(78,972)	442,936	67.0%	(105.9%)
Total comprehensive income	38,641	28,204	548,807	37.0%	(93.0%)

(1) Net of Income Tax.

BBVA Argentina 4Q24 net income was $64.7 billion, decreasing 39.6% or $42.5 billion quarter-over-quarter (QoQ) and 38.9% or $41.2 billion year-over-year (YoY). This implied a quarterly ROAE of 9.5% and a quarterly ROAA of 1.7%.

The 48.1% fall in quarterly operating results was explained by a lower operating income and higher operating expenses. The decline in income was mainly due to (i) higher loan loss allowances, (ii) lower net fee income, (iii) lower net interest income as a result of a lower average monetary policy rate4 and (iv) lower interests generated by CPI linked bonds. On the side of expenses, personnel expenses and other operating expenses are higher, the latter due to the devaluation of investment properties.

Net Income for the period was highly impacted by income from net monetary position, although with lower impact than the prior quarter. Inflation on 4Q24 was 8.03%5, lower than 3Q24’s 12.1%. Consequently, the income from net monetary position line recorded a 16.2% lower loss than the previous quarter, having a positive impact in the QoQ net income comparison.

4 Monetary policy rate declined from 40% to 32% QoQ (BCRA)

5 Source: Instituto Nacional de Estadística y Censos (INDEC)

5

It should be noted that the income tax line reflects a positive result, derived from a change in accounting exposure that implied a reclassification of the income tax calculation from Other Comprehensive Income (OCI) to the Income Statement.

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Net income for the period	64,683	107,176	105,871	(39.6%)	(38.9%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(26,038)	(79,301)	442,979	67.2%	(105.9%)
Profit or losses from financial instruments at fair value through OCI	22,508	(83,152)	734,383	127.1%	(96.9%)
Reclassification adjustment for the period	(11,032)	(6,493)	(66,231)	(69.9%)	83.3%
Income tax	(37,514)	10,344	(225,173)	(462.7%)	83.3%
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	(4)	329	(43)	(101.2%)	90.7%
Resultado por instrumentos de patrimonio a VR con cambios en ORI	(4)	329	(43)	(101.2%)	90.7%
Total Other Comprehensive Income/(loss) for the period	(26,042)	(78,972)	442,936	67.0%	(105.9%)
Total Comprehensive Income	38,641	28,204	548,807	37.0%	(93.0%)
Attributable to owners of the Parent	35,899	28,749	548,542	24.9%	(93.5%)
Attributable to non-controlling interests	2,742	(545)	265	n.m	n.m

Lastly, Total OCI in 4Q24 reported a $26.0 billion loss, 67.0% lower than the loss recorded on 3Q24, explained by the results from financial instruments at FV through OCI, especially due to the maturity and sale of CPI linked bonds. Thus, total comprehensive income for the period in 4Q24 was $38.6 billion.

6

Income Statement – 12 month accumulated

INCOME STATEMENT - 12 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Interest income	4,696,242	6,933,450	(32.3%)
Interest expense	(1,763,175)	(3,386,244)	47.9%
Net interest income	2,933,067	3,547,206	(17.3%)
Fee income	555,263	554,853	0.1%
Fee expenses	(272,680)	(252,260)	(8.1%)
Net fee income	282,583	302,593	(6.6%)
Net income from financial instruments at fair value through P&L	147,666	(52,238)	382.7%
Net loss from write-down of assets at amortized cost and fair value through OCI	241,672	88,391	173.4%
Foreign exchange and gold gains	54,636	457,541	(88.1%)
Other operating income	142,791	146,442	(2.5%)
Loan loss allowances	(217,656)	(166,331)	(30.9%)
Net operating income	3,584,759	4,323,604	(17.1%)
Personnel benefits	(515,595)	(540,272)	4.6%
Administrative expenses	(564,278)	(543,242)	(3.9%)
Depreciation and amortization	(79,612)	(62,449)	(27.5%)
Other operating expenses	(495,273)	(575,556)	13.9%
Operating expenses	(1,654,758)	(1,721,519)	3.9%
Operating income	1,930,001	2,602,085	(25.8%)
Income from associates and joint ventures	51	2,519	(98.0%)
Income from net monetary position	(1,485,576)	(1,946,903)	23.7%
Income before income tax	444,476	657,701	(32.4%)
Income tax	(86,823)	(298,525)	70.9%
Income for the period	357,653	359,176	(0.4%)
Owners of the parent	353,242	358,311	(1.4%)
Non-controlling interests	4,411	865	409.9%

Other comprehensive Income (OCI) (1)	(330,461)	430,348	(176.8%)
Total comprehensive income	27,192	789,524	(96.6%)
(1) Net of Income Tax.

In 2024, BBVA Argentina net income was $357.7 billion, 0.4% lower than the $359.2 billion reported in 2023. This implied an accumulated annualized ROAE of 12.5% and a ROAA of 2.5% in 2024, compared to an accumulated annualized ROAE of 13.0% and a ROAA of 2.7% in 2023.

The 25.8% fall in real terms of the Bank’s operating income is mainly explained by (i) a fall in net interest income due to lower accrued average rates in loans, and due to lower inflation which has an impact in CPI-linked bonds, and (ii) lower income from foreign exchange and gold gains, in particular due to the position in Dual bonds by the end of 2023, which increased the position in USD denominated assets by year end. Nonetheless, improvements in operating expenses are observed, especially in personnel expenses and lower expenses due to turnover tax.

7

These effects were compensated by better income from financial instruments at FV through P&L, and an improvement in income from write-down of assets at amortized cost and FV through OCI, as a result of the sale, exchange and maturity of bonds, mainly CPI-linked bonds.

In the year, net fee income decreased 6.6%, explained by a 0.1% increase in income and 8.1% increase in expenses. Fees performance is mainly due to (i) a lower income from collecting services and transfers, within an overall decline of the lines that are part of fees linked to liabilities, and (ii) higher expenses in foreign currency. Net fee income is also justified by the active strategy focused on client acquisition. As of December 2024, BBVA Argentina gained more than 142 thousand clients, reaching 3.7 million total active clients, which means a 3.0% growth YoY.

Additional to these factors, the net result is impacted by the income from net monetary position line, in a context of lower inflation (2024 YoY inflation was 117.8% while 2023 YoY inflation was 211,4%), as a consequence of a lower average net monetary position in 2024.

It should be noted that the income tax line reflects a lower loss due to lower operating income results, and is also affected by a change in accounting exposure that implied a reclassification of the income tax calculation from Other Comprehensive Income (OCI) to the Income Statement.

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Net income for the period	357,653	359,176	(0.4%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(330,605)	427,335	(177.4%)
Profit or losses from financial instruments at fair value through OCI	(381,708)	724,029	(152.7%)
Reclassification adjustment for the period	(122,608)	(75,818)	(61.7%)
Income tax	173,711	(220,876)	178.6%
Other comprehensive income coponents not to be reclassified to income/(loss) for the period	-	-
Income or loss on equity instruments at fair value through OCI	144	3,013	(95.2%)
Resultado por instrumentos de patrimonio a VR con cambios en ORI	144	3,013	(95.2%)
Total Other Comprehensive Income/(loss) for the period	(330,461)	430,348	(176.8%)
Total Comprehensive Income	27,192	789,524	(96.6%)
Attributable to owners of the Parent	24,252	787,188	(96.9%)
Attributable to non-controlling interests	2,940	2,336	25.9%

Total OCI in 2024 totaled a $330.5 billion loss, mainly impacted by the loss of financial instruments at FV through OCI, especially due to the position of CPI-linked bonds by December 2023 which either reach maturity or are sold during the year. Thus, the total comprehensive income for 2024 totaled $27.2 billion.

8

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	61,152	99,673	49,214	(38.6%)	24.3%
Total shares outstanding (1)	613	613	613	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	7,560.0	4,270.0	1,775.3	77.0%	325.8%
Closing price of ADS at NYSE (in USD)	19.1	10.4	5.4	83.8%	250.4%
Book value per share (in AR$)	4,277.61	3,901.35	2,324.33	9.6%	84.0%
Price-to-book ratio (BYMA price) (%)	176.73	109.45	76.38	61.5%	131.4%
Earnings per share (in AR$)	99,806	162,676	80,322	(38.6%)	24.3%
Earnings per ADS(2) (in AR$)	299,417	488,027	240,966	(38.6%)	24.3%
Market Cap (USD millions)	3,893	2,118	1,111	12.1%	146.9%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

9

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Net Interest Income	482,486	497,206	1,079,488	(3.0%)	(55.3%)
Interest Income	862,656	821,194	1,915,523	5.0%	(55.0%)
From government securities	178,385	207,108	461,668	(13.9%)	(61.4%)
From private securities	688	542	2,027	26.9%	(66.1%)
Interest from loans and other financing	528,508	420,050	730,783	25.8%	(27.7%)
Financial Sector	4,961	3,890	5,817	27.5%	(14.7%)
Overdrafts	67,656	57,983	92,808	16.7%	(27.1%)
Discounted Instruments	142,269	114,419	264,126	24.3%	(46.1%)
Mortgage loans	4,179	3,823	2,368	9.3%	76.5%
Pledge loans	20,203	16,407	20,087	23.1%	0.6%
Consumer Loans	104,147	80,497	73,792	29.4%	41.1%
Credit Cards	100,923	86,878	164,013	16.2%	(38.5%)
Financial leases	3,041	2,761	5,414	10.1%	(43.8%)
Loans for the prefinancing and financing of exports	7,340	4,501	2,355	63.1%	211.7%
Other loans	73,789	48,891	100,003	50.9%	(26.2%)
Premiums on reverse REPO transactions	735	9,444	349,647	(92.2%)	(99.8%)
CER/UVA clause adjustment	152,061	181,708	369,898	(16.3%)	(58.9%)
Other interest income	2,279	2,342	1,500	(2.7%)	51.9%
Interest expenses	380,170	323,988	836,035	17.3%	(54.5%)
Deposits	342,296	291,471	796,698	17.4%	(57.0%)
Checking accounts*	71,124	58,584	196,391	21.4%	(63.8%)
Savings accounts	2,284	2,716	5,405	(15.9%)	(57.7%)
Time deposits	252,539	199,405	483,462	26.6%	(47.8%)
Investment accounts	16,349	30,766	111,440	(46.9%)	(85.3%)
Other liabilities from financial transactions	885	2,429	7,865	(63.6%)	(88.7%)
Interfinancial loans received	16,384	10,473	13,878	56.4%	18.1%
Premiums on REPO transactions	381	393	4	(3.1%)	n.m
Guaranteed securities loans	9,575	2,325	-	311.8%	N/A
CER/UVA clause adjustment	10,648	16,896	17,588	(37.0%)	(39.5%)
Other interest expense	1	1	2	-	(50.0%)
*Includes interest-bearing checking accounts

Net interest income in 4Q24 was $482.5 billion, falling 3.0% or $14.7 billion QoQ, and 55.3% or $597.0 billion YoY. In 4Q24, interest income increased less than interest expenses in monetary terms. The former increased due to a higher income from loans. Expenses increased due to higher time deposit expenses and interest-bearing checking account expenses.

In 4Q24, interest income totaled $862.6 billion, growing 5.0% compared to 3Q24 and falling 55.0% compared to 4Q23. Quarterly increase is mainly driven by higher interests from loans, offset by (i) lower income from CPI-linked bonds, in a context of lower quarterly inflation, and (ii) lower income from public securities, mainly LECAP.

Income from government securities fell 13.9% compared to 3Q24, and 61.4% compared to 4Q23. This is partially due to the rollover of the LECAP portfolio, with lower interest accrual due to lower market interest rates. 91% of these results correspond to government securities at fair value through OCI and 9% correspond to securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

10

Interest income from loans and other financing totaled $528.5 billion, increasing 25.8% QoQ and falling 27.7% YoY. Quarterly increase is mainly due to growth in the credit portfolio, in line with an increase in market share. Interest from loans with the greatest increase were discounted instruments, other loans, consumer loans and credit cards.

Income from CER/UVA adjustments decreased 16.3% QoQ and 58.9% YoY. Quarterly decrease is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, with a quarterly inflation below the previous quarter. 82% of income from interests from CER/UVA clause adjustments is explained by interests generated by CPI linked bonds.

Interest expenses totaled $380.2 billion, denoting an increase of 17.3% QoQ and falling 54.5% YoY. Quarterly increase is described by higher time deposit expenses, followed by higher expenses in interest-bearing accounts.

Interests from time deposits (including investment accounts, excluding CER/UVA adjustments from time deposits) explain 66.4% of interest expenses, versus 71.0% the previous quarter. Time deposit expenses increased 26.6% QoQ and fall 47.8% YoY.

NIM

As of 4Q24, net interest margin (NIM) was 20.0%, below the 24.5% reported in 3Q24. In 4Q24, NIM in pesos was 22.1% and 4.1% in U.S. dollars.

In 2024, total NIM was 35.0% versus 37.3% in 2023, recording a 234 bps fall. This happened in a context of an aggressive fall in interest rates (starting 2024 with a monetary policy rate of 100% and ending in 32%). However, given that the average maturity of interest-earning assets is longer than deposits, price adjustments for expenses is faster than for income, mitigating the fall in the NIM. Additionally, USD denominated deposits had a high relative growth, diluting the expenses generated by total deposits.

Sustained credit growth in real terms since April 2024, allowed the Bank to take a more defensive stance to protect the margin from successive decreases in interest rates during the year, with longer term fixed-rate credits.

Securities portfolio management is to be noted, as the Bank has converted part of its floating-rate securities into securities of longer maturities at fixed rate, in a context of declining rates, mitigating effects on NIM.

11

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q24			3Q24			4Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	9,577,667	862,656	35.7%	8,066,128	821,183	40.4%	8,563,881	1,915,523	88.7%
Debt securities	2,946,450	305,046	41.1%	3,086,609	369,191	47.5%	4,045,054	1,107,836	108.7%
Loans to customers/financial institutions	6,565,706	557,597	33.7%	4,954,127	451,984	36.2%	4,228,351	807,674	75.8%
Loans to the BCRA	625	3	1.9%	309	8	10.3%	448	9	8.0%
Other assets	64,886	10	0.1%	25,083	-	0.0%	290,028	4	0.0%
Total non interest-earning assets	4,871,596	-	0.0%	3,572,310	11	0.0%	2,913,322	-	0.0%
Total Assets	14,449,263	862,656	23.7%	11,638,438	821,194	28.0%	11,477,203	1,915,523	66.2%
Total interest-bearing liabilities	8,117,701	380,170	18.6%	5,931,651	323,988	21.7%	5,202,112	836,035	63.8%
Savings accounts	3,771,625	2,284	0.2%	2,477,748	2,716	0.4%	2,046,022	5,405	1.0%
Time deposits and investment accounts	3,050,465	279,536	36.4%	2,545,914	247,065	38.5%	2,203,361	612,489	110.3%
Debt securities issued	52,506	4,673	35.3%	13,528	1,570	46.0%	22,994	7,404	127.7%
Other liabilities	1,243,105	93,677	29.9%	894,461	72,637	32.2%	929,735	210,737	89.9%
Total non-interest-bearing liabilities	6,331,562	-	0.0%	5,706,787	-	0.0%	6,275,091	-	0.0%
Total liabilities and equity	14,449,263	380,170	10.4%	11,638,438	323,988	11.0%	11,477,203	836,035	28.9%

NIM - Total			20.0%			24.5%			50.0%
Spread - Total			17.2%			18.7%			25.0%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q24			3Q24			4Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	8,463,802	849,597	39.8%	7,359,637	814,244	43.9%	7,750,027	1,912,052	97.9%
Debt securities	2,867,771	304,572	42.1%	3,003,415	368,843	48.7%	3,534,880	1,107,679	124.3%
Loans to customers/financial institutions	5,530,552	545,022	39.1%	4,330,863	445,404	40.8%	3,934,923	804,364	81.1%
Loans to the BCRA	623	3	1.9%	307	8	10.3%	446	9	8.0%
Other assets	64,856	-	0.0%	25,052	(11)	-0.2%	279,778	-	0.0%
Total non interest-earning assets	2,215,124	-	0.0%	1,800,491	11	0.0%	1,489,764	-	0.0%
Total Assets	10,678,926	849,597	31.6%	9,160,128	814,255	35.3%	9,239,791	1,912,052	82.1%
Total interest-bearing liabilities	5,061,629	378,629	29.7%	4,208,902	323,003	30.4%	4,041,580	835,631	82.0%
Savings accounts	992,467	2,245	0.9%	963,519	2,686	1.1%	1,050,786	5,385	2.0%
Time deposits and Investment accounts	2,821,932	278,990	39.2%	2,362,879	246,704	41.4%	2,044,330	612,419	118.9%
Debt securities issued	52,506	4,673	35.3%	13,528	1,570	46.0%	22,994	7,404	127.7%
Other liabilities	1,194,724	92,721	30.8%	868,976	72,043	32.9%	923,470	210,423	90.4%
Total non-interest-bearing liabilities	5,596,308	-	0.0%	4,928,938	-	0.0%	5,563,921	-	0.0%
Total liabilities and equity	10,657,937	378,629	14.1%	9,137,840	323,003	14.0%	9,605,501	835,631	34.5%

NIM - AR$			22.1%			26.5%			55.1%
Spread - AR$			10.1%			13.4%			15.9%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

12

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q24			3Q24			4Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,113,865	13,059	4.7%	706,491	6,939	3.9%	813,854	3,471	1.7%
Debt securities	78,679	474	2.4%	83,194	348	1.7%	510,174	157	0.1%
Loans to customers/financial institutions	1,035,154	12,575	4.8%	623,264	6,580	4.2%	293,428	3,310	4.5%
Loans to the BCRA	2	-	0.0%	2	-	0.0%	2	-	0.0%
Other assets	30	10	132.2%	31	11	140.8%	10,250	4	0.2%
Total non interest-earning assets	2,656,472	-	0.0%	1,771,819	-	0.0%	1,423,558	-	0.0%
Total Assets	3,770,337	13,059	1.4%	2,478,310	6,939	1.1%	2,237,412	3,471	0.6%
Total interest-bearing liabilities	3,056,072	1,541	0.2%	1,722,749	985	0.2%	1,160,532	404	0.1%
Savings accounts	2,779,158	39	0.0%	1,514,229	30	0.0%	995,236	20	0.0%
Time deposits and Investment accounts	228,533	546	0.9%	183,035	361	0.8%	159,031	70	0.2%
Other liabilities	48,381	956	7.8%	25,485	594	9.2%	6,265	314	19.9%
Total non-interest-bearing liabilities	735,254	-	0.0%	777,849	-	0.0%	711,170	-	0.0%
Total liabilities and equity	3,791,326	1,541	0.2%	2,500,598	985	0.2%	1,871,702	404	0.1%

NIM - Foreign currency			4.1%			3.3%			1.5%
Spread - Foreign currency			4.5%			3.7%			1.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2024			2023
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	8,366,219	4,696,231	56.0%	9,509,155	6,933,450	72.9%
Debt securities	3,604,334	2,474,951	68.5%	4,818,917	4,179,189	86.7%
Loans to customers/financial institutions	4,729,161	2,221,212	46.8%	4,486,525	2,754,141	61.4%
Loans to the BCRA	339	23	6.8%	207	96	46.3%
Other assets	32,385	45	0.1%	203,507	24	0.0%
Total non interest-earning assets	3,738,868	11	0.0%	3,063,818	-	0.0%
Total Assets	12,105,087	4,696,242	38.7%	12,572,973	6,933,450	55.1%
Total interest-bearing liabilities	6,123,426	1,763,175	28.7%	6,293,629	3,386,244	53.8%
Savings accounts	2,618,662	18,335	0.7%	2,229,394	15,585	0.7%
Time deposits and investment accounts	2,305,214	1,192,707	51.6%	3,094,268	2,626,993	84.9%
Debt securities issued	23,703	12,875	54.2%	5,810	7,813	134.5%
Other liabilities	1,175,847	539,258	45.7%	964,157	735,852	76.3%
Total non-interest-bearing liabilities	5,981,661	-	0.0%	6,279,344	-	0.0%
Total liabilities and equity	12,105,087	1,763,175	14.5%	12,572,973	3,386,244	26.9%

NIM - Total			35.0%			37.3%
Spread - Total			27.3%			19.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

13

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Net Fee Income	61,973	76,849	77,518	(19.4%)	(20.1%)
Fee Income	137,857	143,971	154,064	(4.2%)	(10.5%)
Linked to liabilities	45,213	39,231	38,790	15.2%	16.6%
From credit cards (1)	59,785	73,233	80,768	(18.4%)	(26.0%)
Linked to loans	16,017	14,479	16,999	10.6%	(5.8%)
From insurance	4,961	5,168	4,854	(4.0%)	2.2%
From foreign trade and foreign currency transactions	6,183	6,130	6,014	0.9%	2.8%
Other fee income	264	307	284	(14.0%)	(7.0%)
Linked to loan commitments	67	179	71	(62.6%)	(5.6%)
From guarantees granted	5,367	5,244	6,284	2.3%	(14.6%)
Linked to securities	5,434	5,423	6,355	0.2%	(14.5%)
Fee expenses	75,884	67,122	76,546	13.1%	(0.9%)

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 4Q24 totaled $62.0 billion, decreasing 19.4% or $14.9 billion QoQ and 20.1% or $15.5 billion YoY. The decrease is explained by a decrease in income and an increase in expenses in monetary and percentage terms.

In 4Q24, fee income totaled $137.9 billion, falling 4.2% QoQ and 10.5% YoY. Lower income is mainly explained by lower credit card fees, considering a higher use of the Millas BBVA loyalty program on the side of clients, slightly offset by a better income of fees linked to liabilities, mainly due to maintenance of accounts and bundles.

On the side of fee expenses, these totaled $75.9 billion, increasing 13.1% QoQ and falling 0.9% YoY. This is explained by higher expenses on processing fees and promotions on debit and credit cards.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Net Income from financial instruments at FV through P&L	38,396	31,692	(151,753)	21.2%	125.3%
Income from government securities	33,835	32,157	(196,413)	5.2%	117.2%
Income from private securities	4,322	81	1,846	n.m	134.1%
Interest rate swaps	388	175	(5)	121.7%	n.m
Income from foreign currency forward transactions	(227)	(1,861)	42,624	87.8%	(100.5%)
Income from put option long position	-	726	(604)	(100.0%)	100.0%
Income from corporate bonds	78	414	800	(81.2%)	(90.3%)
Other	-	-	(1)	N/A	100.0%

In 4Q24, net income from financial instruments at fair value (FV) through P&L was $38.4 billion, increasing 21.2% or $6.7 billion QoQ and increasing 125.3% or $190.1 billion YoY.

14

Quarterly results are mainly explained by an increase in the income from private securities line item, followed by income from government securities, and a lower loss from foreign currency forward transactions.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	8,114	7,196	429,980	12.8%	(98.1%)
From foreign exchange position	(9,718)	(10,357)	406,461	6.2%	(102.4%)
Income from purchase-sale of foreign currency	17,832	17,553	23,519	1.6%	(24.2%)
Net income from financial instruments at FV through P&L (2)	(227)	(1,861)	42,624	87.8%	(100.5%)
Income from foreign currency forward transactions	(227)	(1,861)	42,624	87.8%	(100.5%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	7,887	5,335	472,604	47.8%	(98.3%)

In 4Q24, the total differences in quoted prices of gold and foreign currency showed profit for $7.9 billion, increasing 47.8% or $2.6 billion compared to 3Q24.

The quarterly increase in foreign exchange and gold gains is explained by a lower loss in the income from foreign currency forward transactions line.

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Operating Income	35,784	31,522	47,250	13.5%	(24.3%)
Rental of safe deposit boxes (1)	6,380	6,505	4,446	(1.9%)	43.5%
Adjustments and interest on miscellaneous receivables (1)	8,360	7,136	20,095	17.2%	(58.4%)
Punitive interest (1)	2,173	1,923	1,492	13.0%	45.6%
Loans recovered	2,853	3,151	4,999	(9.5%)	(42.9%)
Results from the sale of non-current assets held for sale	(205)	205	-	(200.0%)	N/A
Fee income from credit and debit cards (1)	4,204	2,998	2,579	40.2%	63.0%
Fee expenses recovery	1,331	1,126	1,348	18.2%	(1.3%)
Rents	1,494	1,198	1,179	24.7%	26.7%
Sindicated transaction fees	392	385	484	1.8%	(19.0%)
Disaffected provisions	755	1,471	1,159	(48.7%)	(34.9%)
Other Operating Income(2)	8,047	5,424	9,469	48.4%	(15.0%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 4Q24 other operating income totaled $35.8 billion, increasing 13.5% or $4.3 billion QoQ, and falling 24.3% or $11.5 billion YoY. Quarterly increase is mostly explained by a 48.4% increase in other operating income, and a 17.2% increase in the Adjustments and interest on miscellaneous receivables line item, especially due to the credit card business guarantee fund, which is valuated in foreign currency. Growth is also observed in the fee income from credit and debit cards line. The last two mentioned are linked to higher consumption abroad, and responds to a seasonal factor, and macroeconomic and FX rate context.

15

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	285,801	242,067	256,692	18.1%	11.3%
Personnel Benefits (1)	144,953	108,830	145,288	33.2%	(0.2%)
Administrative expenses (1)	140,848	133,237	111,404	5.7%	26.4%
Travel expenses	1,141	974	821	17.1%	39.0%
Outsourced administrative expenses	22,284	26,603	14,605	(16.2%)	52.6%
Security services	4,907	3,693	2,984	32.9%	64.4%
Fees to Bank Directors and Supervisory Committee	242	151	286	60.3%	(15.4%)
Other fees	5,114	3,693	3,006	38.5%	70.1%
Insurance	972	1,411	1,125	(31.1%)	(13.6%)
Rent	16,517	11,387	10,346	45.1%	59.6%
Stationery and supplies	72	213	231	(66.2%)	(68.8%)
Electricity and communications	4,938	5,190	4,902	(4.9%)	0.7%
Advertising	7,083	7,944	6,532	(10.8%)	8.4%
Taxes	27,813	27,716	31,551	0.3%	(11.8%)
Maintenance costs	13,534	11,619	12,223	16.5%	10.7%
Armored transportation services	13,378	12,441	11,604	7.5%	15.3%
Software	7,452	5,833	(2,214)	27.8%	436.6%
Document distribution	5,776	5,380	3,644	7.4%	58.5%
Commercial reports	3,366	3,005	2,057	12.0%	63.6%
Other administrative expenses	6,259	5,984	7,701	4.6%	(18.7%)
Headcount*
BBVA (Bank)	6,200	6,188	5,918	12	282
Subsidiaries (2)	89	90	91	(1)	(2)
Total employees*	6,289	6,278	6,009	11	280
In branches**	2,236	2,265	2,214	(29)	22
At Main office	4,053	4,013	3,795	40	258

Total branches***	235	239	243	(4)	(8)
Own	118	111	112	7	6
Rented	117	128	131	(11)	(14)
				-
Efficiency Ratio
Efficiency ratio	68.6%	59.2%	46.4%	394 pbs	(2.318)pbs
Accumulated Efficiency Ratio	61.8%	59.7%	58.6%	216 pbs	326 pbs

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

16

During 4Q24, personnel benefits and administrative expenses totaled $285.8 billion, increasing 18.1% or $43.7 billion compared to 3Q24, and 11.3% or $29.1 billion compared to 4Q23 in real terms.

Personnel benefits increased 33.2% QoQ, and fell 0.2% YoY. In spite of wages increasing in line with inflation, provisions recorded for the “Bankers’ day” benefit, stock of vacation days and variable remuneration, were adjusted.

As of 4Q24, administrative expenses increased 5.7% QoQ, and 26.4% YoY. This is mainly explained by (i) rent, (ii) maintenance costs, and (iii) software. Rent and software are related to expenses of software licenses and services contracted with the Parent company. These expenses were offset by a fall in the line of outsourced administrative expenses, considering a lower utilization of these services.

The quarterly efficiency ratio as of 4Q24 was 68.6%, above the 59.2% reported in 3Q24, and the 46.4% reported in 4Q23. Increase in the ratio is explained by the numerator (expenses) increasing, while the denominator (income considering monetary position results) fell, especially due to a decrease in net fee income.

The accumulated efficiency ratio as of 4Q24 was 61.8%, above the 59.7% reported in 3Q24, and the 58.6% reported in 4Q23. The increase in this ratio is due to a decrease in income, both fee and interest income.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Other Operating Expenses	141,746	82,108	187,801	72.6%	(24.5%)
Turnover tax (1)	64,548	55,526	131,579	16.2%	(50.9%)
Initial loss of loans below market rate (1)	12,629	6,166	11,207	104.8%	12.7%
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	3,366	2,712	2,785	24.1%	20.9%
Interest on liabilities from financial lease	965	1,078	1,043	(10.5%)	(7.5%)
Other allowances	12,068	6,007	25,486	100.9%	(52.6%)
Loss for sale or devaluation of investment properties and other non-financial assets	37,588	-	519	N/A	n.m
Claims	1,084	1,497	1,316	(27.6%)	(17.6%)
Other operating expenses (2)	9,498	9,122	13,866	4.1%	(31.5%)

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 4Q24, other operating expenses totaled $141.7 billion, increasing 72.6% or $59.6 billion QoQ, and falling 24.5% or $46.0 billion YoY.

A loss was recorded in the loss for sale or devaluation of investment properties and other non-financial assets. This is followed by an increase in turnover tax, mainly due to financial income related to credit growth.

Other allowances increased 100.9%, due to the increase in credit card limits, in particular from campaigns oriented to the premium client segments.

17

Income from Associates

This line reflects the results from non-consolidated associate companies. During 4Q24, a profit of $808 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during 2024 recorded a loss of $86.8 billion, while taxes for the quarter recorded a positive result for $57.5 billion. As mentioned previously, this result was affected by a change in accounting exposure that implied a reclassification of the income tax calculation from OCI to the Income Statement.

Accumulated income tax for 2023 recorded a loss of $298.5 billion.

The twelve month accumulated effective tax rate in 2024 was 20%6. , while that of 2023 was 45%.

6 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

18

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
To the public sector	965	2,187	316	(55.9%)	205.4%
To the financial sector	60,235	46,778	35,783	28.8%	68.3%
Non-financial private sector and residents abroad	7,636,215	5,931,221	4,364,709	28.7%	75.0%
Non-financial private sector and residents abroad - AR$	6,338,575	5,023,226	3,924,185	26.2%	61.5%
Overdrafts	642,988	519,614	384,358	23.7%	67.3%
Discounted instruments	1,779,017	1,406,095	1,009,337	26.5%	76.3%
Mortgage loans	234,142	194,327	172,914	20.5%	35.4%
Pledge loans	178,349	135,391	96,546	31.7%	84.7%
Consumer loans	814,049	629,904	330,607	29.2%	146.2%
Credit cards	1,990,998	1,585,952	1,484,385	25.5%	34.1%
Receivables from financial leases	24,283	20,733	27,457	17.1%	(11.6%)
Loans to personnel	44,164	31,282	22,361	41.2%	97.5%
Other loans	630,585	499,928	396,220	26.1%	59.2%
Non-financial private sector and residents abroad - Foreign Currency	1,297,640	907,995	440,524	42.9%	194.6%
Overdrafts	18	12	28	50.0%	(35.7%)
Discounted instruments	50,377	45,950	6,084	9.6%	n.m
Credit cards	61,692	51,129	45,742	20.7%	34.9%
Receivables from financial leases	1,389	572	242	142.8%	474.0%
Loans for the prefinancing and financing of exports	1,003,823	554,678	333,614	81.0%	200.9%
Other loans	180,341	255,654	54,814	(29.5%)	229.0%

% of total loans to Private sector in AR$	83.0%	84.7%	89.9%	(168)pbs	(690)pbs
% of total loans to Private sector in Foreign Currency	17.0%	15.3%	10.1%	168 pbs	690 pbs

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	93.2%	66.8%	53.5%	2.635 pbs	3.972 pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	5.9%	4.0%	1.3%	193 pbs	461 pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.1%	(0)pbs	(5)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	0.9%	0.2%	0.0%	68 pbs	83 pbs

Total loans and other financing	7,697,415	5,980,186	4,400,808	28.7%	74.9%
Allowances	(158,843)	(111,706)	(98,911)	(42.2%)	(60.6%)
Total net loans and other financing	7,538,572	5,868,480	4,301,897	28.5%	75.2%

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
FX rate*	1,032.50	970.92	808.48	6.3%	27.7%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,257	866	250	45.2%	402.8%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

19

Private sector loans as of 4Q24 totaled $7.6 trillion, increasing 28.7% or $1.7 trillion QoQ, and 75.0% or $3.3 trillion YoY.

Loans to the private sector in pesos increased 26.2% in 4Q24, and 61.5% YoY. During the quarter, growth was especially driven by (i) a 25.5% increase in credit cards, followed by (ii) a 26.5% increase in discounted instruments, and (iii) a 29.2% increase in consumer loans. This is followed by a 26.1% growth in loans to personnel and 23.7% growth in overdrafts. In all cases, the increment is boosted by genuine growth in real terms of the portfolio, levered on the lower market interest rates and a greater commercial efforts.

Loans to the private sector denominated in foreign currency increased 42.9% QoQ and 194.6% YoY. Quarterly increase is mainly explained by a 81.0% growth in financing and prefinancing of exports. Loans to the private sector in foreign currency measured in U.S. dollars increased 45.2% QoQ and 402.7% YoY. The depreciation of the argentine peso versus the U.S. dollar was 6.0% QoQ and 21.7% YoY7.

In 4Q24, total loans and other financing totaled $7.5 trillion, increasing 28.5% QoQ and 75.2% compared to 4Q23.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	3,323,394	2,627,985	2,152,555	26.5%	54.4%
Mortgage loans	234,142	194,327	172,914	20.5%	35.4%
Pledge loans	178,349	135,391	96,546	31.7%	84.7%
Consumer loans	814,049	629,904	330,607	29.2%	146.2%
Credit cards	2,052,690	1,637,081	1,530,127	25.4%	34.2%
Loans to personnel	44,164	31,282	22,361	41.2%	97.5%
Non-financial private sector and residents abroad - Commercial	4,312,821	3,303,236	2,212,154	30.6%	95.0%
Overdrafts	643,006	519,626	384,386	23.7%	67.3%
Discounted instruments	1,829,394	1,452,045	1,015,421	26.0%	80.2%
Receivables from financial leases	25,672	21,305	27,699	20.5%	(7.3%)
Loans for the prefinancing and financing of exports	1,003,823	554,678	333,614	81.0%	200.9%
Other loans	810,926	755,582	451,034	7.3%	79.8%

% of total loans to Retail sector	43.5%	44.3%	49.3%	(79)pbs	(580)pbs
% of total loans to Commercial sector	56.5%	55.7%	50.7%	79 pbs	580 pbs

In real terms, retail loans (mortgage, pledge, consumer and credit cards, including loans to personnel) increased 26.5% QoQ and 54.4% YoY in real terms. During the quarter, growth is most evident in credit cards increasing 25.4% and consumer loans by 12.9%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 30.6% QoQ and 95.0% YoY, both in real terms. In the quarter, it is noted that prefinancing and financing of exports increased 81.0% and discounted instruments increased 26.0%.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the fourth quarter of 2024, which reached 8.0%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 36.6%, 41.0% and 39.0% respectively during the quarter, surpassing quarterly inflation levels in all cases.

7 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

20

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	3,323,394	2,432,691	978,218	36.6%	239.7%
Non-financial private sector and residents abroad - Commercial	4,312,821	3,057,767	1,026,124	41.0%	320.3%
Total loans and other financing (1)	7,697,415	5,535,784	2,020,919	39.0%	280.9%
(1) Does not include allowances

As of 4Q24, the total gross loans and other financing over deposits ratio was 77.5%, above the 64.9% recorded in 3Q24 and above the 55.5% in 4Q23.

Participation of total loans over assets is 51%, versus 43% in 3Q24 and 32% in 4Q23, evidencing a lower exposure to the public sector, in line with the real growth of credit demand.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q24	3Q24	4Q23	QoQ	YoY
Private sector loans - Bank	10.26%	9.74%	9.12%	52 pbs	114 pbs
Private sector loans - Consolidated*	11.31%	10.58%	9.85%	73 pbs	146 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	4Q24	3Q24	4Q23	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m	n.m.
Non-financial public sector	0.01%	0.00%	0.01%	1 pbs	n.m.
Financial Sector	0.78%	7.39%	0.64%	(661)pbs	14 pbs
Agricultural and Livestock	5.48%	3.48%	5.52%	199 pbs	(4)pbs
Mining products	2.13%	0.49%	2.16%	163 pbs	(3)pbs
Other manufacturing	14.60%	5.30%	14.80%	930 pbs	(20)pbs
Electricity, oil,water and sanitary services	1.77%	0.56%	1.80%	122 pbs	(3)pbs
Wholesale and retail trade	8.04%	3.21%	8.14%	483 pbs	(10)pbs
Transport	1.45%	0.78%	1.47%	67 pbs	(1)pbs
Services	1.36%	0.62%	1.38%	74 pbs	(2)pbs
Others	17.27%	5.29%	17.52%	1.198 pbs	(25)pbs
Construction	0.57%	0.46%	0.58%	11 pbs	(0)pbs
Consumer	46.53%	72.42%	45.99%	(2.589)pbs	55 pbs
Total gross loans and other financing	100%	100%	100%

21

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Commercial non-performing portfolio (1)	3,706	3,917	6,229	(5.4%)	(40.5%)
Total commercial portfolio	3,669,407	2,603,778	1,970,935	40.9%	86.2%
Commercial non-performing portfolio / Total commercial portfolio	0.10%	0.15%	0.32%	(5)pbs	(22)pbs
Retail non-performing portfolio (1)	86,037	69,101	53,606	24.5%	60.5%
Total retail portfolio	4,298,474	3,586,006	2,681,450	19.9%	60.3%
Retail non-performing portfolio / Total retail portfolio	2.00%	1.93%	2.00%	7 pbs	0 pbs
Total non-performing portfolio (1)	89,743	73,018	59,835	22.9%	50.0%
Total portfolio	7,967,881	6,189,784	4,652,385	28.7%	71.3%
Total non-performing portfolio / Total portfolio	1.13%	1.18%	1.29%	(5)pbs	(16)pbs
Allowances	158,843	111,706	98,911	42.2%	60.6%
Allowances /Total non-performing portfolio	177.00%	152.98%	165.31%	2.401 pbs	1.169 pbs
Quarterly change in Write-offs	23,069	14,648	17,841	57.5%	29.3%
Write offs / Total portfolio	0.29%	0.24%	0.38%	5 pbs	(9)pbs
Cost of Risk (CoR)	4.88%	3.31%	3.95%	158 pbs	93 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 4Q24, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.13%, with non-performing loans growing below the total portfolio.

Coverage ratio (allowances / total non-performing portfolio) reached 177.0% in 4Q24, from 152.98% in 3Q24. The increase is due to higher requirements in provisions as a consequence of the remarkable growth observed in the credit portfolio in the last quarter of the year, keeping a good performance within the NPL.

Cost of risk (loan loss allowances / average total loans) reached 4.88% in 4Q24 compared to 3.31% in 3Q24. In line with the coverage ratio, the increase in the loan portfolio generated higher loan loss allowances compared to the prior quarter, incrementing the cost of risk ratio.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2023	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2024
Other financial assets	3,090	(45)	-	518	(1,757)	1,806
Loans and other financing	98,911	44,817	18,051	66,537	(69,473)	158,843
Other debt securities	213	93	-	-	(149)	157
Eventual commitments	13,006	14,966	3,949	575	(9,716)	22,780
Total allowances	115,220	59,831	22,000	67,630	(81,095)	183,586

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 4Q24 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

22

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Treasury and National Government	91,797	89,558	487,644	2.5%	(81.2%)
National Treasury Public Debt in AR$	71,456	88,111	-	(18.9%)	N/A
National Treasury Public Debt CPI-linked	20,275	1,286	837	n.m	n.m
National Treasury Public Debt in USD	66	161	121	(59.0%)	(45.5%)
National Treasury Public Debt USD-linked	-	-	486,686	N/A	(100.0%)
BCRA	-	-	-	N/A	N/A
Public securities at FV through P&L	91,797	89,558	487,644	2.5%	(81.2%)

Treasury and National Government	159,904	207,695	220,915	(23.0%)	(27.6%)
National Treasury Public Debt in AR$	10,372	15,012	32,168	(30.9%)	(67.8%)
National Treasury Public Debt CPI-linked	149,532	192,683	188,747	(22.4%)	(20.8%)
BCRA	-	12,534	151,938	(100.0%)	(100.0%)
LEDIV**	-	12,534	151,938	(100.0%)	(100.0%)
Public securities at Amortized Cost	159,904	220,229	372,853	(27.4%)	(57.1%)

Treasury and National Government	2,387,027	2,547,192	1,410,403	(6.3%)	69.2%
National Treasury Public Debt in AR$	1,161,136	1,333,761	-	(12.9%)	N/A
National Treasury Public Debt CPI-linked	1,225,891	1,213,431	1,410,403	1.0%	(13.1%)
National Treasury Public Debt in USD	-	-	-	N/A	N/A
BCRA	37,099	38,405	138,116	(3.4%)	(73.1%)
LEFIS	-	-	-	N/A	N/A
LELIQS	-	-	131,714	N/A	(100.0%)
BOPREAL	37,099	38,405	6,402	(3.4%)	479.5%
Public securities at FV through OCI	2,424,126	2,585,597	1,548,519	(6.2%)	56.5%

Total Public securities	2,675,827	2,895,384	2,409,016	(7.6%)	11.1%

Treasury and National Government	-	-	-	N/A	N/A
BCRA	-	-	2,618,437	N/A	(100.0%)
BCRA AR$	-	-	2,618,437	N/A	(100.0%)
BCRA USD	-	-	-	N/A	N/A
Total Repo	-	-	2,618,437	N/A	(100.0%)

Loans to the non-financial public sector	965	2,187	316	(55.9%)	205.4%
Loans to the Central Bank	-	-	-	N/A	N/A
Total loans to the public sector	965	2,187	316	(55.9%)	205.4%

Total public sector exposure	2,676,792	2,897,571	5,027,769	(7.6%)	(46.8%)
Public sector exposure (Excl. BCRA)	2,639,693	2,846,632	2,119,278	(7.3%)	24.6%
% Public sector exposure (Excl. BCRA) / Assets	17.9%	21.0%	15.9%	(307)pbs	204 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Securities denominated in foreign currency

4Q24 total public sector exposure (excluding BCRA) totaled $2.6 trillion, decreasing 7.3% or $220.8 trillion QoQ, and increasing 24.6% or $520.4 billion YoY. The annual increase is mainly explained by a greater increment of assets than that of the securities portfolio (in line with private credit portfolio growth).

The quarterly decrease is explained by the decline of securities in pesos, especially LECAPs. As of July 2024, the market reference rate will be that of the new instrument created by the Treasury, the LeFis (Letra Fiscal de Liquidez), which ended the quarter with no position.

As a result of the monetary policy adopted by the Treasury and the BCRA, BCRA exposure fell substantially, mainly explained by the maturity of LEDIVs and a lower position in BOPREAL.

23

Exposure to the public sector, excluding BCRA exposure, represents 17.9% of total assets, below the 21.0% of 3Q24 and 15.9% in 4Q23, and as mentioned before, in line with real loan growth demand.

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Total deposits	9,929,679	9,214,476	7,925,054	7.8%	25.3%
Non-financial Public Sector	120,614	183,545	74,112	(34.3%)	62.7%
Financial Sector	4,327	2,839	5,603	52.4%	(22.8%)
Non-financial private sector and residents abroad	9,804,738	9,028,092	7,845,339	8.6%	25.0%
Non-financial private sector and residents abroad - AR$	6,301,080	5,551,529	5,103,524	13.5%	23.5%
Checking accounts*	1,780,623	1,687,486	1,988,203	5.5%	(10.4%)
Savings accounts**	1,311,574	1,140,472	1,290,647	15.0%	1.6%
Time deposits	2,860,585	2,506,124	1,392,665	14.1%	105.4%
Investment accounts	303,754	181,914	396,605	67.0%	(23.4%)
Other	44,544	35,533	35,404	25.4%	25.8%
Non-financial private sector and res. abroad - Foreign Currency	3,503,658	3,476,563	2,741,815	0.8%	27.8%
Checking accounts*	674	734	1,412	(8.2%)	(52.3%)
Savings accounts**	3,257,047	3,270,346	2,455,211	(0.4%)	32.7%
Time deposits	235,702	194,885	262,164	20.9%	(10.1%)
Other	10,235	10,598	23,028	(3.4%)	(55.6%)

% of total portfolio in the private sector in AR$	64.3%	61.5%	65.1%	277 pbs	(79)pbs
% of total portfolio in the private sector in Foregin Currency	35.7%	38.5%	34.9%	(277)pbs	79 pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	1.2%	2.3%	1.3%	(110)pbs	(16)pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
FX rate*	1,032.5	970.9	808.5	6.3%	27.7%
Non-financial private sector and residents abroad - Foreign Currency (USD)	3,393	3,315	1,557	2.4%	117.9%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 4Q24, total deposits reached $9.9 trillion, increasing 7.8% or $715.2 million QoQ, and 25.3% or $2.0 trillion YoY.

Private non-financial sector deposits in 4Q24 totaled $9.8 trillion, increasing 8.6% QoQ, and 25.0% YoY.

Private non-financial sector deposits in pesos totaled $6.3 trillion, increasing 13.5% compared to 3Q24, and 23.5% compared to 4Q23. The quarterly change is mainly affected by a 14.1% increase in time deposits, and 15.0% increase in savings accounts.

Private non-financial sector deposits in foreign currency expressed in pesos increased 0.8% QoQ and 27.8% YoY. This is mainly explained by a 20.9% increase in time deposits, partially offset by a 0.4% fall in savings accounts.

24

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Non-financial private sector and residents abroad	9,804,738	9,028,092	7,845,339	8.6%	25.0%
Sight deposits	6,404,697	6,145,169	5,793,905	4.2%	10.5%
Checking accounts*	1,781,297	1,688,220	1,989,615	5.5%	(10.5%)
Savings accounts**	4,568,621	4,410,818	3,745,858	3.6%	22.0%
Other	54,779	46,131	58,432	18.7%	(6.3%)
Time deposits	3,400,041	2,882,923	2,051,434	17.9%	65.7%
Time deposits	3,096,287	2,701,009	1,654,829	14.6%	87.1%
Investment accounts	303,754	181,914	396,605	67.0%	(23.4%)

% of sight deposits over total private deposits	65.8%	68.7%	74.1%	(295)pbs	(836)pbs
% of time deposits over total private deposits	34.2%	31.3%	25.9%	295 pbs	836 pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts

As observed in previous quarters, deposits were impacted by the effect of inflation. This being said, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 12.6%, 27.4% and 17.3% respectively, surpassing the quarterly level of inflation in all cases.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Sight deposits	6,404,697	5,688,509	2,660,650	12.6%	140.7%
Time deposits	3,400,041	2,668,686	942,050	27.4%	260.9%
Total deposits	9,804,738	8,357,195	3,602,700	17.3%	172.1%

As of 4Q24, the Bank’s transactional deposits (checking accounts and savings accounts) represented 63.9% of total non-financial private deposits, totaling $6.3 trillion, versus 66.2% in 3Q24.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q24	3Q24	4Q23	QoQ	YoY
Private sector Deposits - Consolidated*	8.72%	8.53%	6.79%	19 pbs	193 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.

25

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Other sources of funds	2,937,762	2,820,701	3,190,538	4.2%	(7.9%)
Central Bank	233	147	238	58.5%	(2.1%)
Banks and international organizations	43,777	45,818	5,819	(4.5%)	n.m
Financing received from local financial institutions	156,921	153,892	55,330	2.0%	183.6%
Corporate bonds	115,899	38,553	27,910	200.6%	315.3%
Equity	2,620,932	2,582,291	3,101,241	1.5%	(15.5%)

In 4Q24, other sources of funds totaled $2.9 trillion, increasing 4.2% or $117.1 billion QoQ, and increasing 7.9% or $252.8 billion YoY.

The variation in the quarter is mostly explained by a 200.6% increase in funding form corporate bonds. In 4Q24, BBVA Argentina has returned to the corporate bond market for the first time since 2019, with corporate bonds Class 29, 30 and 31, all of them in pesos and with a maturity of less than a year.

Additionally, a 1.5% increment in Equity is observed.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Total liquid assets	5,376,784	6,201,813	7,231,703	(13.3%)	(25.6%)
Cash and deposits in banks	2,823,884	3,267,228	2,488,919	(13.6%)	13.5%
Debt securities at fair value through P&L	91,797	89,558	487,641	2.5%	(81.2%)
Government securities	91,797	89,558	487,641	2.5%	(81.2%)
Liquidity bills of B. C. R. A.	-	-	-	N/A	N/A
Net REPO transactions	-	-	2,618,427	N/A	(100.0%)
Other debt securities	2,459,030	2,737,896	1,630,636	(10.2%)	50.8%
Government securities	2,421,931	2,686,957	1,346,984	(9.9%)	79.8%
Liquidity bills of B. C. R. A.	37,099	38,405	131,714	(3.4%)	(71.8%)
Internal bills of B.C.R.A.	-	12,534	151,938	(100.0%)	(100.0%)
Overnight transactios in foreign banks	2,073	107,131	6,080	(98.1%)	(65.9%)

Liquid assets / Total Deposits	54.1%	67.3%	91.3%	(1.316)pbs	(3.710)pbs
Liquid assets / Total Deposits	47.2%	58.6%	82.6%	(1.141)pbs	(3.540)pbs
Liquid assets / Total Deposits	66.3%	81.0%	107.1%	(1.468)pbs	(4.077)pbs

In 4Q24, liquid assets were $5.4 trillion, decreasing 13.3% or $825.0 billion versus 3Q24, and 25.6% or $1.9 trillion compared to 4Q23. This was mainly driven by a 13.6% decline in cash and deposits in banks, a 9.9% fall in public securities and a 98.1% fall in overnight transactions in foreign banks.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 54.1%. Liquidity ratio in local and foreign currency reached 47.2% and 66.3% respectively. The decline is explained by the greater growth in total deposits than the fall in liquid assets.

26

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Minimum capital requirement	981,148	826,468	733,085	18.7%	33.8%
Credit risk	724,706	585,129	483,634	23.9%	49.8%
Market risk	2,506	2,508	14,237	(0.1%)	(82.4%)
Operational risk	253,936	238,830	197,093	6.3%	28.8%

Integrated Capital - RPC (1)*	2,340,357	2,251,116	2,789,543	4.0%	(16.1%)
Ordinary Capital Level 1 ( COn1)	2,586,631	2,518,540	2,997,761	2.7%	(13.7%)
Deductible items COn1	(246,274)	(267,424)	(208,218)	7.9%	(18.3%)

Excess Capital	-	-	-
Integration excess	1,359,209	1,424,649	2,056,458	(4.6%)	(33.9%)
Excess as % of minimum capital requirement	138.5%	172.4%	280.5%	(3.385)pbs	(14.199)pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	12,000,496	10,117,815	8,510,974	18.6%	41.0%

Regulatory Capital Ratio (1)/(2)	19.5%	22.2%	32.8%	(275)pbs	(1.327)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	19.5%	22.2%	32.8%	(275)pbs	(1.327)pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 4Q24. Capital ratio reached 19.5%, below 3Q24’s 22.2%. Capital excess over regulatory requirement was $1.4 trillion or 138.5%.

It is important to note that the capital ratio was greatly affected by the dividend distribution in the second quarter of 2024, which was paid in three consecutive instalments, in cash or in kind, for $264.2 billion expressed in current currency as of December 31, 2023, and that pursuant to BCRA regulation, was updated to current currency as of the day of payment of each installment in particular.

The fall in the capital ratio in this quarter is partially explained by the 18.6% increase in Risk Weighted Assets (RWA), above the 2.7% increase of Ordinary Capital Level 1 (Con1). The increase in RWA is linked to the real growth in the loan portfolio, in line with the increase in market risk requirements.

27

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
FBA Renta Pesos	2,583,114	2,364,905	2,688,765	9.2%	(3.9%)
FBA Acciones Argentinas	124,686	86,660	44,339	43.9%	181.2%
FBA Ahorro Pesos	123,315	86,044	10,612	43.3%	n.m
FBA Renta Fija Dólar I	88,630	40,384	-	119.5%	N/A
FBA Renta Fija Plus	38,260	28,762	8,687	33.0%	340.4%
FBA Bonos Argentina	24,573	22,285	2,628	10.3%	n.m
FBA Horizonte	22,937	11,508	1,056	99.3%	n.m
FBA Renta Mixta	17,531	9,956	4,344	76.1%	303.6%
FBA Acciones Latinoamericanas	9,530	7,338	9,392	29.9%	1.5%
FBA Renta Publica I	6,048	5,399	1,215	12.0%	397.8%
FBA Gestión I	11	13	35	(15.4%)	(68.6%)
FBA Bonos Globales	10	12	24	(16.7%)	(58.3%)
FBA Horizonte Plus	3	11	28	(72.7%)	(89.3%)
FBA Retorno Total I	-	82	142	(100.0%)	(100.0%)
FBA Calificado	-	-	34,640	N/A	(100.0%)
FBA Renta Fija Local	-	-	9	N/A	(100.0%)
Total Equity	3,038,648	2,663,359	2,805,916	14.1%	8.3%

AMASAU net income	7,616	5,994	643	27.1%	n.m

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	4Q24	3Q24	4Q23	QoQ	YoY
Mutual funds	5.26%	5.12%	4.78%	14 pbs	34 pbs

Source: Cámara Argentina de Fondos Comunes de Inversión

28

Other Events

Main Relevant Events

•	Changes in management committee. As of December 17, 2024, the Board of Directors decided at its meeting held today, to make modifications within the Front Line Management. In this regard, as from December 31st 2024, Mrs. Mónica Etcheverry shall cease to be Director of Internal Control and Compliance, and Mrs. Beatriz Francia was hereby appointed to perform her duties. For further information click here.
•	Banco BBVA Argentina S.A. has accepted an offer to acquire 50% of FCA Compañía Financiera S.A. As of December 18, 2024, Banco BBVA Argentina S.A. has accepted an offer from FIDIS S.p.A to acquire 50% of the share capital of de FCA Compañía Financiera S.A. (“FCA”). FCA is a financial Company authorized by the Board of Directors of the Central Bank through Resolution No.432, dated September 16, 1999. It is part of the global Stellantis automotive group, and its main activity is financing private, non-financial sector residents for the purchase of vehicles of the Fiat, Jeep and RAM brands, all of which are produced and/or marketed by FCA Automobiles Argentina S.A. The acquisition of the shares and payment of the Price will be completed after obtaining authorization from the Central Bank and other applicable regulatory and competition authorizations. The transaction price as of the day of this announcement is estimated at approximately $14.8 billion, based on the latest available closing date, September 30, 2024. However, according to the terms of the offer, the final price will be determined based on the financial statements closest to the closing and will be subject to customary post-closing adjustments for transactions of this type. For further information click here.

Corporate Bonds

•	As of December 12, 2024, the Bank issued corporate bonds Class 30 at face value of $15.1 billion, at TEM + 2.75% rate, maturing on September 12, 2025 and interest payments at maturity.
•	As of December 12, 2024, the Bank issued corporate bonds Class 31 at face value of $38.7 billion, at TAMAR + 2.74% rate, maturing on December 12, 2025 and quarterly interest payments. This was the first corporate bond with TAMAR rate adjustment in the market.
•	As of February 27, 2025, the Bank issued corporate bonds Class 30 at face value of $9.1 billion, at TEM +2.75% rate, maturing on September 12, 2025 and interest payments at maturity.
•	As of February 27, 2025, the Bank issued corporate bonds Class 32 at face value of USD 16.5 million (blue-chip swap FX), at 3.5% rate, maturing on June 27, 2025 and interest payments at maturity.
•	As of February 27, 2025, the Bank issued corporate bonds Class 33 at face value of USD 20.4 million (local MEP FX), at 4% rate, maturing on August 27, 2025 and interest payments at maturity.
•	As of February 27, 2025, the Bank issued corporate bonds Class 34 at face value of $57.0 billion, at TAMAR +2.75% rate, maturing on February 27, 2026 and quarterly interest payments.

29

Main Regulatory Changes

Minimum reserve requirements (Communication “A” 8134, 11.21.2024). Effective as of November 22, 2024, reserve the requirement integrated with National Treasury Bonds in pesos, can also be integrated with public securities in pesos provided for in point 1.3.17 of that regulation

Access to the FX market eased for service exporters (Communication “A” 8153, 12.11.2024). Effective as of January 1, 2025, the amount for individuals who can receive payments for service exports (without the obligation to liquidate them in the official FX market) is increased from USD 24,000 to USD 36,000.

Monetary Policy Rate (Press Release 12.06.2025). The monetary policy rate has been set at 32% (previously 35%)

Net Global foreign currency position. (Communication “A” 8154, 12.12.2024). The Central Bank states that financial institutions should record FX transactions with 24hr settlement within the Daily foreign currency cash position.

Mínimum reserve requirements (Comunicación “A” 8159, 12.19.2024). As of April 1, 2025, deductions for the reduction of reserve requirements in pesos related to investment credit lines, are reduced by 50%. It also revokes, for financing granted as of January 1, 2025, the deduction on reserve requirements from financing of investment projects to SMEs and non-CENDEU clients (financial inclusion). For what was granted up to December 31, 2024, these deductions will still stand for residual value of loans.

Monetary Policy Rate (Press Release 01.30.2025). The monetary policy rate has been set at 29% (previously 32%).

Credit policy. Prohibitions. (Comunicación “A” 8202, 02.20.2024). The Central Bank revokes item 1.4 on the Credit Policy regulation, referred to financing in foreign currency.

Glossary

Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arreas. SMEs includes entrepreneurs.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

30

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

31

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Assets
Cash and deposits in banks	2,823,884	3,267,228	2,488,919	(13.6%)	13.5%
Cash	1,781,764	2,168,876	1,583,726	(17.8%)	12.5%
Financial institutions and correspondents	1,042,120	1,098,352	905,193	(5.1%)	15.1%
BCRA	758,790	970,668	783,628	(21.8%)	(3.2%)
Other local and foreign financial institutions	283,330	127,684	121,565	121.9%	133.1%
Other	-	-	-	N/A	N/A
Debt securities at fair value through profit or loss	91,797	89,558	492,324	2.5%	(81.4%)
Derivatives	9,863	9,444	21,780	4.4%	(54.7%)
Repo transactions	-	-	2,618,427	N/A	(100.0%)
Other financial assets	253,092	230,955	198,412	9.6%	27.6%
Loans and other financing	7,538,572	5,868,480	4,301,897	28.5%	75.2%
Non-financial public sector	965	2,187	316	(55.9%)	205.4%
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	58,268	45,127	33,647	29.1%	73.2%
Non-financial private sector and residents abroad	7,479,339	5,821,166	4,267,934	28.5%	75.2%
Other debt securities	2,496,585	2,768,933	1,650,146	(9.8%)	51.3%
Financial assets pledged as collateral	462,968	260,450	569,743	77.8%	(18.7%)
Current income tax assets	45,438	49,074	349	(7.4%)	n.m
Investments in equity instruments	12,658	10,287	11,347	23.0%	11.6%
Investments in subsidiaries and associates	23,818	22,985	26,929	3.6%	(11.6%)
Property and equipment	646,547	633,434	649,407	2.1%	(0.4%)
Intangible assets	69,229	72,360	72,161	(4.3%)	(4.1%)
Deferred income tax assets	25,350	29,325	6,197	(13.6%)	309.1%
Other non-financial assets	221,448	246,192	227,007	(10.1%)	(2.4%)
Non-current assets held for sale	3,750	1,516	1,856	147.4%	102.0%
Total Assets	14,724,999	13,560,221	13,336,901	8.6%	10.4%
Liabilities
Deposits	9,929,679	9,214,476	7,925,054	7.8%	25.3%
Non-financial public sector	120,614	183,545	74,112	(34.3%)	62.7%
Financial sector	4,327	2,839	5,603	52.4%	(22.8%)
Non-financial private sector and residents abroad	9,804,738	9,028,092	7,845,339	8.6%	25.0%
Liabilities at fair value through profit or loss	-	128	22,496	(100.0%)	(100.0%)
Derivatives	3,859	6,615	4,671	(41.7%)	(17.4%)
Reverse REPO transactions	-	-	-	N/A	N/A
Other financial liabilities	1,195,339	977,136	976,140	22.3%	22.5%
Financing received from the B.C.R.A. and other financial institutions	200,931	199,857	61,387	0.5%	227.3%
Corporate bonds issued	115,899	38,553	27,910	200.6%	315.3%
Current income tax liabilities	13,774	9,991	418,468	37.9%	(96.7%)
Provisions	47,098	39,527	45,129	19.2%	4.4%
Deferred income tax liabilities	-	-	50,992	N/A	(100.0%)
Other non-financial liabilities	597,488	491,647	703,413	21.5%	(15.1%)
Total Liabilities	12,104,067	10,977,930	10,235,660	10.3%	18.3%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	902,627	902,627	902,627	-	-
Reserves	1,266,600	1,266,600	1,415,790	-	(10.5%)
Retained earnings	-	-	-	N/A	N/A
Other accumulated comprehensive income	49,037	74,290	378,027	(34.0%)	(87.0%)
Income for the period	353,242	292,090	358,311	20.9%	(1.4%)
Equity attributable to owners of the Parent	2,578,864	2,542,965	3,062,113	1.4%	(15.8%)
Equity attributable to non-controlling interests	42,068	39,326	39,128	7.0%	7.5%
Total Equity	2,620,932	2,582,291	3,101,241	1.5%	(15.5%)
Total Liabilities and Equity	14,724,999	13,560,221	13,336,901	8.6%	10.4%

32

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q24	3Q24	2Q24	1Q24	4Q23
Assets
Cash and deposits in banks	2,823,884	3,267,228	1,757,222	1,828,233	2,488,919
Cash	1,781,764	2,168,876	863,981	1,037,583	1,583,726
Financial institutions and correspondents	1,042,120	1,098,352	884,297	790,650	905,193
B.C.R.A	758,790	970,668	797,676	668,684	783,628
Other local and foreign financial institutions	283,330	127,684	86,621	121,966	121,565
Other	-	-	8,944	-	-
Debt securities at fair value through profit or loss	91,797	89,558	305,526	328,340	492,324
Derivatives	9,863	9,444	6,883	17,286	21,780
Repo transactions	-	-	337,807	2,919,708	2,618,427
Other financial assets	253,092	230,955	186,921	147,244	198,412
Loans and other financing	7,538,572	5,868,480	4,621,085	3,749,471	4,301,897
Non-financial public sector	965	2,187	2,061	94	316
B.C.R.A	-	-	-	-	-
Other financial institutions	58,268	45,127	26,513	24,509	33,647
Non-financial private sector and residents abroad	7,479,339	5,821,166	4,592,511	3,724,868	4,267,934
Other debt securities	2,496,585	2,768,933	2,733,375	1,257,591	1,650,146
Financial assets pledged as collateral	462,968	260,450	559,906	382,279	569,743
Current income tax assets	45,438	49,074	54,902	293	349
Investments in equity instruments	12,658	10,287	11,386	11,155	11,347
Investments in subsidiaries and associates	23,818	22,985	22,000	22,785	26,929
Property and equipment	646,547	633,434	672,163	668,778	649,407
Intangible assets	69,229	72,360	69,987	73,121	72,161
Deferred income tax assets	25,350	29,325	30,466	43,727	6,197
Other non-financial assets	221,448	246,192	186,154	188,005	227,007
Non-current assets held for sale	3,750	1,516	1,856	1,856	1,856
Total Assets	14,724,999	13,560,221	11,557,639	11,639,872	13,336,901
Liabilities
Deposits	9,929,679	9,214,476	7,038,460	6,858,649	7,925,054
Non-financial public sector	120,614	183,545	218,464	232,453	74,112
Financial sector	4,327	2,839	2,333	4,458	5,603
Non-financial private sector and residents abroad	9,804,738	9,028,092	6,817,663	6,621,738	7,845,339
Liabilities at fair value through profit or loss	-	128	236	11,512	22,496
Derivatives	3,859	6,615	623	5,742	4,671
Reverse Repo Transactions	-	-	215,016	-	-
Other financial liabilities	1,195,339	977,136	1,077,448	776,569	976,140
Financing received from the B.C.R.A. and other financial institutions	200,931	199,857	57,123	30,711	61,387
Corporate bonds issued	115,899	38,553	13,387	17,661	27,910
Current income tax liabilities	13,774	9,991	5,010	275,445	418,468
Provisions	47,098	39,527	39,174	74,765	45,129
Deferred income tax liabilities	-	-	-	-	50,992
Other non-financial liabilities	597,488	491,647	557,076	537,080	703,413
Total Liabilities	12,104,067	10,977,930	9,003,553	8,588,134	10,235,660
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	902,627	902,627	902,627	902,627	902,627
Reserves	1,266,600	1,266,600	1,266,600	1,415,790	1,415,790
Retained earnings	-	-	-	358,311	-
Other accumulated comprehensive income	49,037	74,290	153,215	279,752	378,027
Income for the period	353,242	292,090	184,416	49,947	358,311
Equity attributable to owners of the Parent	2,578,864	2,542,965	2,514,216	3,013,785	3,062,113
Equity attributable to non-controlling interests	42,068	39,326	39,870	37,953	39,128
Total Equity	2,620,932	2,582,291	2,554,086	3,051,738	3,101,241
Total Liabilities and Equity	14,724,999	13,560,221	11,557,639	11,639,872	13,336,901

33

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Assets
Cash and deposits in banks	2,345,963	2,731,963	2,344,695	(14.1%)	0.1%
Debt securities at fair value through profit or loss	66	161	490,402	(59.0%)	(100.0%)
Other financial assets	44,402	38,677	83,355	14.8%	(46.7%)
Loans and other financing	1,285,842	899,936	428,901	42.9%	199.8%
Other financial institutions	4	8	9	(50.0%)	(55.6%)
Non-financial private sector and residents abroad	1,285,835	899,923	428,888	42.9%	199.8%
Other debt securities	71,866	80,068	161,297	(10.2%)	(55.4%)
Financial assets pledged as collateral	67,802	34,749	92,371	95.1%	(26.6%)
Investments in equity instruments	770	727	941	5.9%	(18.2%)
Total foreign currency assets	3,816,711	3,786,281	3,601,962	0.8%	6.0%
Liabilities
Deposits	3,595,692	3,567,619	2,791,387	0.8%	28.8%
Non-Financial Public Sector	90,397	90,123	48,200	0.3%	87.5%
Financial Sector	1,638	933	1,376	75.6%	19.0%
Non-financial private sector and residents abroad	3,503,657	3,476,562	2,741,812	0.8%	27.8%
Other financial liabilities	184,601	162,450	174,058	13.6%	6.1%
Financing received from the B.C.R.A. and other financial institutions	43,783	45,824	6,792	(4.5%)	n.m
Other non financial liabilities	77,400	73,120	134,778	5.9%	(42.6%)
Total foreign currency liabilities	3,901,476	3,849,013	3,107,015	1.4%	25.6%

Foreign Currency Net Position - AR$	(84,765)	(62,732)	494,947	(35.1%)	(117.1%)

Foreign Currency Net Position - USD	(82)	(65)	612	(27.1%)	(113.4%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

34

Income Statement - Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q24	3Q24	4Q23	QoQ	YoY
Interest income	862,656	821,194	1,915,523	5.0%	(55.0%)
Interest expense	(380,170)	(323,988)	(836,035)	(17.0%)	55.0%
Net interest income	482,486	497,206	1,079,488	(3.0%)	(55.0%)
Fee income	137,857	143,971	154,064	(4.0%)	(11.0%)
Fee expenses	(75,884)	(67,122)	(76,546)	(13.0%)	1.0%
Net fee income	61,973	76,849	77,518	(19.0%)	(20.0%)
Net income from financial instruments at fair value through P&L	38,396	31,692	(151,753)	21.0%	125.0%
Net loss from write-down of assets at amortized cost and fair value through OCI	74,954	59,787	64,291	25.0%	17.0%
Foreign exchange and gold gains	8,114	7,196	429,980	13.0%	(98.0%)
Other operating income	35,784	31,522	47,250	14.0%	(24.0%)
Loan loss allowances	(84,150)	(44,567)	(45,070)	(89.0%)	(87.0%)
Net operating income	617,557	659,685	1,501,704	(6.0%)	(59.0%)
Personnel benefits	(144,953)	(108,830)	(145,288)	(33.0%)	-
Administrative expenses	(140,848)	(133,237)	(111,404)	(6.0%)	(26.0%)
Depreciation and amortization	(25,246)	(17,871)	(16,430)	(41.0%)	(54.0%)
Other operating expenses	(141,746)	(82,108)	(187,801)	(73.0%)	25.0%
Operating expenses	(452,793)	(342,046)	(460,923)	(32.0%)	2.0%
Operating income	164,764	317,639	1,040,781	(48.0%)	(84.0%)
Income from associates and joint ventures	808	371	125	118.0%	n.m
Income from net monetary position	(154,361)	(184,186)	(774,147)	16.0%	80.0%
Income before income tax	11,211	133,824	266,759	(92.0%)	(96.0%)
Income tax	53,472	(26,648)	(160,888)	301.0%	133.0%
Income for the period	64,683	107,176	105,871	(40.0%)	(39.0%)
Owners of the parent	61,152	107,674	107,170	(43.0%)	(43.0%)
Non-controlling interests	3,531	(498)	(1,299)	n.m	372.0%

Other comprehensive Income (1)	(26,042)	(78,972)	442,936	67.0%	(106.0%)
Total comprehensive income	38,641	28,204	548,807	37.0%	(93.0%)
(1) Net of Income Tax.

35

Income Statement – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q24	3Q24	2Q24	1Q24	4Q23
Interest income	862,656	821,194	1,179,001	1,833,391	1,915,523
Interest expense	(380,170)	(323,988)	(357,037)	(701,980)	(836,035)
Net interest income	482,486	497,206	821,964	1,131,411	1,079,488
Fee income	137,857	143,971	142,613	130,822	154,064
Fee expenses	(75,884)	(67,122)	(71,387)	(58,287)	(76,546)
Net fee income	61,973	76,849	71,226	72,535	77,518
Net income from financial instruments at fair value through P&L	38,396	31,692	37,548	40,030	(151,753)
Net loss from write-down of assets at amortized cost and fair value through OCI	74,954	59,787	16,557	90,374	64,291
Foreign exchange and gold gains	8,114	7,196	24,634	14,692	429,980
Other operating income	35,784	31,522	34,720	40,765	47,250
Loan loss allowances	(84,150)	(44,567)	(50,333)	(38,606)	(45,070)
Net operating income	617,557	659,685	956,316	1,351,201	1,501,704
Personnel benefits	(144,953)	(108,830)	(132,828)	(128,984)	(145,288)
Administrative expenses	(140,848)	(133,237)	(141,881)	(148,312)	(111,404)
Depreciation and amortization	(25,246)	(17,871)	(21,730)	(14,765)	(16,430)
Other operating expenses	(141,746)	(82,108)	(118,801)	(152,618)	(187,801)
Operating expenses	(452,793)	(342,046)	(415,240)	(444,679)	(460,923)
Operating income	164,764	317,639	541,076	906,522	1,040,781
Income from associates and joint ventures	808	371	3,016	(4,144)	125
Income from net monetary position	(154,361)	(184,186)	(328,049)	(818,980)	(774,147)
Income before income tax	11,211	133,824	216,043	83,398	266,759
Income tax	53,472	(26,648)	(79,299)	(34,348)	(160,888)
Income for the period	64,683	107,176	136,744	49,050	105,871
Owners of the parent	61,152	107,674	134,468	49,948	107,170
Non-controlling interests	3,531	(498)	2,276	(898)	(1,299)

Other comprehensive Income (OCI)(1)	(26,042)	(78,972)	(126,895)	(98,552)	442,936
Total comprehensive income	38,641	28,204	9,849	(49,502)	548,807
(1) Net of Income Tax.

36

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q24	3Q24	4Q23	QoQ	YoY
Profitability
Efficiency Ratio	68.6%	59.2%	46.4%	938 pbs	2.221 pbs
ROA	1.7%	3.4%	3.2%	(169)pbs	(152)pbs
ROE	9.5%	16.9%	15.3%	(742)pbs	(578)pbs
Liquidity
Liquid assets / Total Deposits	54.1%	67.3%	91.3%	(1.316)pbs	(3.710)pbs
Capital
Regulatory Capital Ratio	19.50%	22.20%	32.80%	(275)pbs	(1.327)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	19.50%	22.20%	32.80%	(275)pbs	(1.327)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	1.13%	1.18%	1.29%	(5)pbs	(16)pbs
Allowances /Total non-performing portfolio	177.00%	152.98%	165.31%	2.401 pbs	1.169 pbs
Cost of Risk	4.88%	3.31%	3.95%	158 pbs	93 pbs

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q24	3Q24	4Q23	QoQ	YoY
Profitability
Efficiency Ratio	61.8%	59.7%	58.6%	216 pbs	326 pbs
ROA	2.5%	2.9%	2.7%	(38)pbs	(18)pbs
ROE	12.5%	13.9%	13.0%	(139)pbs	(52)pbs
Liquidity
Liquid assets / Total Deposits	54.1%	67.3%	91.3%	(1.316)pbs	(3.710)pbs
Capital
Regulatory Capital Ratio	19.5%	22.2%	32.8%	(275)pbs	(1.327)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	19.5%	22.2%	32.8%	(275)pbs	(1.327)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	1.13%	1.18%	1.29%	(5)pbs	(16)pbs
Allowances /Total non-performing portfolio	177.00%	152.98%	165.31%	2.401 pbs	1.169 pbs
Cost of Risk	3.17%	3.32%	3.68%	(15)pbs	(50)pbs

37

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	March 5, 2025	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer